# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mach Natural Resources LP, CIK 0001980088
CUSIP: 55445L100
Title of class of securities: Common units representing limited partner interests
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001997530

## Reporting persons
- BCE-Mach Aggregator LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,287,410; sole dispositive power 0; shared dispositive power 74,287,410; aggregate amount beneficially owned 74,287,410 (62.8% of the class)
  Comment: Based on 118,336,367 common units representing limited partner interests ("Common Units") outstanding as of May 2, 2025, as reported by Mach Natural Resources LP (the "Issuer") on its Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on May 8, 2025.
- Bayou City Energy Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,287,410; sole dispositive power 0; shared dispositive power 74,287,410; aggregate amount beneficially owned 74,287,410 (62.8% of the class)
  Comment: Based on 118,336,367 Common Units outstanding as of May 2, 2025, as reported by the Issuer on its Form 10-Q filed with the Commission on May 8, 2025.
- William Wallace McMullen: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,287,410; sole dispositive power 0; shared dispositive power 74,287,410; aggregate amount beneficially owned 74,287,410 (62.8% of the class)
  Comment: Based on 118,336,367 Common Units outstanding as of May 2, 2025, as reported by the Issuer on its Form 10-Q filed with the Commission on May 8, 2025.

## Item 1. Issuer
Name of issuer: Mach Natural Resources LP
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300 Oklahoma City, Oklahoma 73134

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) BCE-Mach Aggregator LLC
(ii) Bayou City Energy Management LLC
(iii) William Wallace McMullen
Address of principal business office or, if none, residence: 1201 Louisiana Street, Suite 3308 Houston, Texas 77002
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

BCE-Mach Aggregator LLC is indirectly managed by Bayou City Energy Management LLC ("BCEM"). William W. McMullen is the Managing Partner of BCEM. Each of BCEM and Mr. McMullen (by virtue of his relationship with BCEM) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) Common Units which BCE-Mach Aggregator LLC beneficially owns. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Exhibit A
Joint Filing Agreement, dated as of November 2, 2023, incorporated by reference to the Schedule 13G filed by the Reporting Persons on November 2, 2023

## Signatures
- BCE-Mach Aggregator LLC: /s/ William W. McMullen, William W. McMullen, Authorized Signatory (05/13/2025)
- Bayou City Energy Management LLC: /s/ William W. McMullen, William W. McMullen, Authorized Signatory (05/13/2025)
- William Wallace McMullen: /s/ William W. McMullen, William W. McMullen (05/13/2025)